UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG to adopt new governance structure

Tokyo, February 26, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has decided, subject to approval by its General Meeting of Shareholders in June 2015, to change from being a company with a board of corporate auditors to a company with three committees.

1.	Purpose of the change to become a company with three committees

MUFG has already strengthened its governance framework through the appointment of independent directors, the establishment of committees reporting to the Board of Directors, the establishment of a Global Advisory Board, and so forth (see Attachment). However, as the Group evolves and develops as a global financial group, we have decided to further enhance MUFG’s corporate governance framework by changing to a company with three committees.

(1)	Strengthen oversight of the Board of Directors

As one aspect of strengthening Group management, we will separate the functions of oversight and execution and enhance oversight of the Board of Directors.

(2)	Create an effective and efficient governance framework

We will create an effective and efficient governance framework by replacing the current system of voluntary committees and a Board of Auditors with four committees (Nomination Committee*, Remuneration Committee, Audit Committee, and Risk Committee).

*	The functions of the current Governance Committee will be assumed by the Nomination Committee.

(3)	Create a governance framework appropriate for a G-SIFI (Global Systemically Important Financial Institution)

As MUFG strengthens and enhances its global business, it will create a corporate governance framework that is appropriate for a G-SIFI and that is more familiar to its overseas stakeholders.

2.	Outline of MUFG’s corporate governance structure

Outline of MUFG’s new corporate governance structure is as follows.

3.	Formulation of MUFG Corporate Governance Policies

MUFG will formulate and announce the MUFG Corporate Governance Policies, which will demonstrate our approach to, and framework for, corporate governance.

(Outline of MUFG Corporate Governance Policies)

1.	Purpose

•	Demonstrate our approach to, and framework for, MUFG’s corporate governance and serve as a guide for the actions of directors and management.

2.	MUFG’s approach to corporate governance

•	Aim for sustained growth and increase in corporate value over the medium- to long-term, in consideration of the perspectives of its stakeholders, including shareholders, customers, employees, and local communities.

3.	Role of the Board of Directors

•	The Board of Directors is responsible for oversight of management. Decisions on matters of business execution other than specific matters stipulated by law shall, in principle, be delegated to Executive Officers.

4.	Duties of Directors

•	Directors, as appointed by the shareholders and entrusted as managers, owe a duty of loyalty and a duty of care.

5.	Composition of the Board of Directors

•	The Board of Directors shall have a balanced composition providing a wealth of knowledge and expertise, with at least one-third of the board members being independent outside directors, and a majority being non-executive directors, including independent outside directors.

•	To ensure the effectiveness of oversight of Group management, the Presidents and CEOs of the Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings will, in principle, also serve as directors of MUFG.

6.	Operation of the Board of Directors

•	The role of Chairman of the Board of Directors and the role of President & CEO shall be separated, and a suitable director shall be appointed as Chairman to ensure that the Board of Directors effectively fulfills its role of management oversight.

•	Independent outside directors may appoint a Lead Independent Outside Director from among themselves.

7.	Committees

•	In addition to the establishment of the statutory Nomination Committee, Remuneration Committee and Audit Committee, a Risk Committee shall also be established.

•	The Nomination Committee will deliberate on matters pertaining to corporate governance as well as the appointment and removal of directors.

•	The Audit Committee shall have one or more full-time committee members.

8.	Duties of Executive Officers

•	Executive Officers shall execute business and make decisions on the execution of business delegated by the Board of Directors.

9.	Relations with shareholders and other stakeholders

•	MUFG will act appropriately to ensure shareholder rights and their appropriate exercise.

10.	Appropriate disclosure of information

•	MUFG will ensure transparency through appropriate disclosure of information, with an aim to ensure that stakeholders evaluate MUFG based on a proper understanding.

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.    Public Relations Division    81-3-3240-7651

(Attachment)

[MUFG’s initiatives for strengthening corporate governance]